Datavault AI Inc.

15268 NW Greenbrier Pkwy

Beaverton, OR 97006

July 9, 2025

Via EDGAR

Eranga Dias

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Datavault AI Inc.
Draft Registration Statement on Form S-3
Submitted May 9, 2025
CIK No. 0001682149

Ladies and Gentlemen:

This correspondence responds to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) on May 28, 2025 regarding the above-mentioned Draft Registration Statement on Form S-3 (the “Registration Statement”) by Datavault AI Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are summarized below in bold text, followed by our responses. We are concurrently filing with this letter the registration statement on Form S-3 (the “Registration Statement”).

Draft Registration Statement on Form S-3

General

1.	We note that you are registering the resale of up to 12,897,401 shares of “Additional Warrant Shares” that underlie “Additional Warrants” that will be issued at a future “Additional Closing” date. Because these “Additional Warrants” are not yet outstanding and will not be outstanding until the “Additional Closing” date, it does not appear appropriate at this time to register the resale of the associated common stock. Please revise your registration statement accordingly or provide your analysis as to why you are able to register the resale of these shares at this time. Refer generally to Securities Act Compliance Disclosure and Disclosure Interpretation 139.11.

Response: In response to the Staff’s comment, we respectfully submit that the Additional Closing occurred on May 19, 2025 (the “Additional Closing Date”) and the Additional Warrants to purchase the Additional Warrant Shares were issued on the Additional Closing Date. The disclosure in the Registration Statement has been revised accordingly.

If you have any questions or comments regarding the foregoing, please contact Aaron M. Schleicher, Esq. at (212) 660-3034 or aschleicher@sullivanlaw.com.

Very truly yours,

/s/ Nathaniel Bradley
Nathaniel Bradley
Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP